NUMBER

0

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SHARES

XSINVENTORY

TOTAL AUTHORIZED ISSUE
100,000,000 SHARES PAR VALUE $.001 EACH
COMMON STOCK

See Reverse for Certain Definitions

SPECIMEN

This is to Certify that ______________________ **is the owner of** ______________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated

____
SECRETARY

____
PRESIDENT